Exhibit 99.2

SECURITY FEDERAL CORPORATION
Holding company of Security Federal Bank - Aiken, SC	Yes, I am interested in the 8.00% Convertible
OFFERS UP TO $15,000000	Senior Debenture
IN CONVERTIBLE SENIOR DEBENTURES AT 8.00%
Please send a prospectus to:
Due December 1, 2029 - Callable December 1, 2019
NAME:
Convertible anytime at investors option at the initial conversion rate of $20 per share of Security Federal Corporation Common Stock (OTCBB: SFDL.OB).
ADDRESS:
Available to All Residents of Georgia and South Carolina.  Security Federal
Corporation Stockholders of record on April 1, 2009 residing in Georgia and
South Carolina have priority.  Minimum purchase amount: $5,000 and increments of $1,000 thereafter.

To receive a prospectus and subscription form, complete the attached section and return to us or call 1-866-851-3000 or email bank@securityfederalbank.com.	PHONE NUMBER:
EMAIL:
This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the prospectus. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state where such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The Convertible Senior Debentures are not deposits or savings accounts and are neither insured nor approved or disapproved by the Federal Deposit Insurance Corporation, the Securities and Exchange Commission or any other Governmental Agency.	Offering period: August 15, 2009 through October 31, 2009 A prospectus and subscription form will be sent to you soon.